14040148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 04 2014
Washington DC
405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66519

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The ORR Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 South Stratford Road, Suite 402
(No. and Street)

Winston Salem (City) North Carolina (State) 27104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Judy Bullard (336) 722-2810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis, PLLC
(Name – *if individual, state last, first, middle name*)

200 East Broad Street (Address) Greenville (City) South Carolina (State) 29601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ma 3/27

AP 3/27

OATH OR AFFIRMATION

I, Linwood P. Britton, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Orr Group, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMMY S HINKLE
Notary Public, North Carolina
Forsyth County
My Commission Expires
April 20, 2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Orr Group, LLC

Report on Financial Statements

For the year ended December 31, 2013

(Pursuant to paragraph (d) of rule 17a-5 of the
Securities Exchange Act of 1934)

Contents

elliott davis

Independent Auditor's Report

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

We have audited the accompanying financial statements of The Orr Group, LLC (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Orr Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule 1 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule 1 is fairly stated in all material respects in relation to the financial statements as a whole.

Elliott Davis, PLLC

Greenville, South Carolina
February 27, 2014

The Orr Group, LLC

Statement of Financial Condition

As of December 31, 2013

Assets		
Current assets:		
Cash	$	349,749
Accounts receivable		5,644
Prepaid expenses		8,249
Total current assets		363,642
Property and equipment:		
Computer and software		33,392
Office furniture and equipment		3,742
		37,134
Less: accumulated depreciation		(29,906)
Total property and equipment		7,228
Total assets	$	370,870
Liabilities and Members' Equity		
Current liabilities:		
Accrued expenses	$	222,000
SIPC payable		8,006
Accounts payable		2,042
Payroll liabilities		2,348
Total current liabilities		234,396
Members' equity:		136,474
Total liabilities and members' equity	$	370,870

See Notes to Financial Statements

The Orr Group, LLC

Statement of Income

For the year ended December 31, 2013

Revenues:	
Fees and commissions	$ 3,904,013
Interest	49
	3,904,062
Expenses:	
Employee compensation	1,641,619
Consulting	2,600
Travel	29,188
Dues and subscription	58,658
Professional fees	43,715
Legal representation	286,958
Office rent	47,972
Insurance	95,813
Payroll taxes	45,921
Simple plan matching contribution	2,015
Telephone	6,792
Office supplies	13,321
Meals and entertainment	5,026
Advertising and marketing	8,746
Repairs and maintenance	15,297
Postage and delivery	4,780
Workers' compensation insurance	5,363
Depreciation	4,262
Interest	407
Property tax	151
Miscellaneous	394
	2,318,998
Net income	$ 1,585,064

See Notes to Financial Statements

The Orr Group, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2013

Balance, December 31, 2012	$	183,174
Distributions to members		(1,631,764)
Net income		1,585,064
Balance, December 31, 2013	$	136,474

See Notes to Financial Statements

The Orr Group, LLC

Statement of Changes in Liabilities Subordinated to Claims of Creditors
For the year ended December 31, 2013

Balance, December 31, 2012	$ -
Increases (decreases), 2013	-
Balance, December 31, 2013	$ -

See Notes to Financial Statements

The Orr Group, LLC

Statement of Cash Flows

For the year ended December 31, 2013

Cash flows from operating activities:	
Net income	$ 1,585,064
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	4,262
Cash flows from changes in:	
Accounts receivable	(1,885)
Reimbursable expenses	3,521
Prepaid expenses	(1,253)
Current liabilities	230,867
Net cash provided by operating activities:	1,820,576
Cash flows from financing activities:	
Distributions to members	(1,631,764)
Net cash used by financing activities:	(1,631,764)
Net increase in cash	188,812
Cash at beginning of year	160,937
Cash at end of year	$ 349,749
Supplemental disclosure of cash flow information:	
Cash paid for:	
Interest	$ 407
Income taxes	$ -

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Business activity and regulation:

The Orr Group, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina limited liability company licensed in North Carolina, Virginia, Florida, Pennsylvania, New York, West Virginia, and South Carolina. The Company's revenue is generated principally by fees for facilitating merger and acquisitions and the related consulting fees for business valuations. The Company operates primarily within the southeastern United States.

The Company uses the accrual method of accounting.

Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash.

Accounts receivable:

Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method to account for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made based upon specific account balances that are considered uncollectible. Management considers all accounts receivable to be collectible; therefore, no allowance for doubtful accounts has been made. Accounts receivable amounted to $5,644 as of December 31, 2013.

Property, equipment and depreciation:

Property and equipment are carried at cost. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation expense is completed using the straight line and accelerated methods over the estimated useful lives of the assets as follows:

Computer and software	3-5 years
Office furniture and equipment	7 years

Depreciation expense for December 31, 2013 totaled $4,262.

Maintenance and repairs of property and equipment are charged to operations. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2013, management deemed there was no impairment on property and equipment.

Note 1. Summary of Significant Accounting Policies and Activities, Continued

Commissions:

The Company records commission income upon the successful closing of a merger or acquisition evidenced by the receipt of its commission payment. Deferred revenue is recorded upon the successful closing of a transaction until such commissions are received by the Company.

Advertising and marketing cost:

The Company expenses the cost of advertising and marketing as they are incurred. Advertising expense was $5,360 for the year ended December 31, 2013.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limited Liability Company:

The membership interests are divided into two classes - Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2013 there were no Class B interests.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying statement of financial condition.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013 the Company had net capital of $115,353 which was $99,648 in excess of its required net capital of $15,705. The Company's ratio of aggregate indebtedness to net capital was 2.03 to 1 at December 31, 2013.

Note 3. Income Tax Status

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's income tax returns have not been examined. The Company's management believes that only the returns for the years ended December 31, 2013, 2012, and 2011 are subject to examination by State and federal jurisdictions.

Note 4. Operating Lease

The Company entered into a lease commitment under a non-cancelable operating lease for its office space commencing on December 1, 2011 and expiring November 30, 2013. The original lease commitment was extended from December 1, 2013 to November 30, 2015. Rent expense for the year ended December 31, 2013 was $47,972.

The operating lease obligations for the term of the lease are as follows:

2014	$	49,165
2015	$	45,068

Note 5. Concentration of Credit Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

Note 6. Simple Retirement Plan

The Company implemented a simple retirement plan during 2005. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3 percent of the employee salary deferred contributions and 3 percent of self-employed earnings for the members/owners.

For the year ended December 31, 2013, the Company's matching contributions were $1,007.

Note 7. Related Party Transactions

The Company paid an entity, related through common ownership, approximately $26,000 during 2013 for consulting and professional fees.

Note 8. Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management believes that, as a result of its legal defenses, none of the actions, if determined adversely, should have a material effect on the financial condition or results of operations of the Company, although no assurance can be provided that the Company will not incur a loss. As of December 31, 2013, the Company has accrued approximately $222,000 for legal expenses to be incurred in related to a claim filed in 2013.

Note 9. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through February 27, 2014, the date the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.

The Orr Group, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securitites and Exchange Commission
As of December 31, 2013

Net capital:		
Total members' equity	$	136,474
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		136,474
Add:		
Subordinated borrowings in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated borrowings		136,474
Deductions and/or charges:		
Nonallowable assets:		
Furniture and equipment at cost net of accumulated depreciation		7,228
Accounts receivable		5,644
Prepaid expenses		8,249
Total nonallowable assets		21,121
Net capital	$	115,353
Aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable, accrued expenses and SIPC payable		234,396
Total aggregate indebtedness	$	234,396
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)		15,705
Minimum dollar net capital requirement of reporting broker-dealer		5,000
Net capital requirement	$	15,705
Ratio: Aggregate indebtedness to net capital		2.03 to 1
Reconciliation of the computation of net capital to the unaudited FOCUS, Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2013:		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	127,216
Audit adjustment to record SIPC payable		(8,006)
Audit adjustment to record accumulated depreciation		(3,857)
Net capital, as reported on the audited financial statement Schedule 1 - net capital	$	115,353

Exemption Provisions Under Rule 15c3-3

The Orr Group, LLC claims an exemption from Rule 15c3-3 under section (k)(2)(i).

elliott davis

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In planning and performing our audit of the financial statements of The Orr Group, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Officers, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Greenville, South Carolina
February 27, 2014

elliott davis

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by The Orr Group, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating The Orr Group, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Orr Group, LLC's management is responsible for The Orr Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Greenville, South Carolina
February 27, 2014